Exhibit 9

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Six Months Ended June 30, 2026

INTRODUCTORY NOTE

Unless otherwise indicated, information contained in this Exhibit 9 to this annual report on Form 18-K is as of July 31, 2026. Amounts in tables and other totals in this Exhibit 9 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of June 30, 2026 and December 31, 2025; it does not give effect to any transaction since June 30, 2026:

	As of June 30, 2026	As of December 31, 2025
	(in thousands of US$)
Borrowings	43,414,012	39,069,441
Members’ equity
Paid-in capital	19,526,400	19,526,400
Reserves for accretion of paid-in capital receivables	(648)	(814)
Reserves for unrealized loss in fair-valued borrowings arising from changes in own credit risk	(82,774)	(114,700)
Retained earnings	4,605,485	4,167,352

Total members’ equity	24,048,463	23,578,238

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with AIIB’s unaudited interim condensed financial statements as of and for the six months ended June 30, 2026 (the “Interim Financial Statements”), which are included in Exhibit 10 to this annual report on Form 18-K. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the six-month period ended June 30, 2026 are not necessarily indicative of results to be expected for the full year 2026.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of July 31, 2026, the Bank had approved 388 financings (including 304 loans, 40 investments in funds, six equity financings, 32 investments in fixed-income securities and six guarantees) with a total amount of US$76,905.4 million. This amount includes financings approved as of July 31, 2026 under the Bank’s Energy, Food Security and Economic Resilience Facility (“ERF”) (see “–Recent Developments–Energy, Food Security and Economic Resilience Facility”) and financings approved as of December 31, 2023 under the Bank’s COVID-19 Crisis Recovery Facility (the “CRF”). Of the Bank’s approved financings, 287 were approved by the Board of Directors with a total approved amount of US$63,981.7 million, and 101 were approved by the President, pursuant to the delegated authority to approve certain financings, with a total approved amount of US$12,923.7 million. Of the approved financings, the Bank has terminated or cancelled 20 financings. Of the 20 terminated or cancelled financings, 15 were loans with a total amount of US$1,640.5 million, three were investments in funds with a total amount of US$220.0 million and two were fixed-income investments with a total amount of US$135.0 million. In addition, of the approved financings, 59 financings (57 loans with a total amount of US$13,185.7 million and two fixed-income investment with a total amount of US$160.0 million) have matured or were otherwise completed and are no longer outstanding.

The aggregate amount of approved loans, excluding terminated, cancelled, matured or completed loans, totaled US$51,806.9 million, of which US$18,489.0 million were undrawn commitment amounts and US$31,550.4 million were outstanding amounts. In respect of a loan approved by the Bank, undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse. Outstanding amounts and undrawn commitment amounts as of July 31, 2026 included in the text of this section are on a cash basis. Outstanding amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans, excluding terminated, cancelled, matured or completed loans, 161 were sovereign-backed loans, 71 were non-sovereign-backed loans and 116 were co-financings led by another MDB.

Approved investments in funds, excluding terminated or cancelled investments, totaled US$3,381.0 million, of which US$1,188.5 million was outstanding.

Approved equity financings totaled US$315.0 million, of which US$218.0 million was outstanding.

Approved investments in fixed-income securities, excluding terminated, cancelled, matured or completed investments, totaled US$3,872.3 million, of which US$1,790.4 million was outstanding.

The approved guarantees totaled US$2,189.0 million, of which no amount was outstanding.

Approved financings, excluding terminated, cancelled, matured or completed financings, span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health, policy-based financing (ERF) and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Azerbaijan; Bangladesh; Benin; Brazil; Cambodia; China; Côte d’Ivoire; Ecuador; Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyzstan; Lao PDR; Malaysia; Maldives; Mongolia; Morocco; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Rwanda; Saudi Arabia; Singapore; South Africa; Sri Lanka; Tajikistan; Thailand; Türkiye; Uzbekistan; and Viet Nam. Of the approved financings (excluding terminated or cancelled financings), 35 (26 investments in funds, six investments in fixed-income securities, one loan and two guarantees) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026		As of December 31, 2025
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Central Asia	2,657.7	13%	1,624.0	9%
Eastern Asia	1,530.9	8%	1,638.8	9%
South-Eastern Asia	3,829.1	19%	3,854.5	21%
Southern Asia	5,956.2	30%	6,455.5	35%
Western Asia	4,048.8	20%	3,082.4	17%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	1,949.4	10%	1,940.4	10%

Total Undrawn Commitment	19,972.2	100%	18,595.6	100%

Outstanding Amounts(3)
Central Asia	3,950.4	13%	3,687.7	12%
Eastern Asia	2,128.8	7%	2,080.9	7%
South-Eastern Asia	7,007.5	22%	7,114.6	24%
Southern Asia	11,873.1	38%	10,840.4	36%
Western Asia	4,569.4	15%	4,378.0	15%
Oceania	81.3	0%	85.4	0%
Other Regional	—	0%	—	0%
Non-Regional	1,607.4	5%	1,561.4	5%

Total Outstanding	31,217.8	100%	29,748.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	Outstanding amounts represent the gross carrying amount of the loans. As of June 30, 2026 and December 31, 2025, AIIB had no amounts outstanding under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow,” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 16 sectors: energy, digital infrastructure and technology, transport, urban, water, health, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors, policy-based financing (ERF), critical imports and expenditures financing (ERF), liquidity support (ERF) and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health sector mainly relate to (i) service delivery; (ii) health workforce; (iii) health information system; (iv) medical products and technologies; and (v) health co-benefits across sectors.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

The policy-based financing, critical imports and expenditures financing, and liquidity support sectors represent financings under the ERF. Policy-based financings are designed to provide fast-disbursing countercyclical financings supporting emergency programs and economic resilience. Critical imports and expenditures financings are designed to support specific critical expenditures and imports, which may include financings of imports of necessary commodities to sustain energy and food security, financings of domestic agricultural production and temporary financings of public expenditures necessary to maintain a member’s administration. Liquidity support financings are provided through direct lending or on-lending to current or future clients of the Bank, including infrastructure companies and financial intermediaries, to cover short-term working-capital, refinancing and business continuity needs.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector as of June 30, 2026 and December 31, 2025, as classified by AIIB in accordance with the methodology described above:

	As of June 30, 2026		As of December 31, 2025
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Energy	3,462.7	17%	3,461.8	19%
Digital Infrastructure and Technology	6.9	0%	57.7	0%
Transport	8,678.9	43%	7,164.2	39%
Urban	866.9	4%	1,066.8	6%
Water	2,711.2	14%	2,420.3	13%
Health	1,358.4	7%	1,440.8	8%
Education Infrastructure	60.0	0%	70.3	0%
Economic Resilience/PBF(3) (CRF)	250.6	1%	272.2	1%
Public Health (CRF)	86.9	0%	86.1	0%
Finance/Liquidity (CRF)	—	0%	—	0%
Rural Infrastructure and Agricultural Development	0.9	0%	10.1	0%
Other Productive Sectors	—	0%	—	0%
Policy-Based Financing (ERF)	—	0%	—	0%
Critical Imports and Expenditures Financing (ERF)	—	0%	—	0%
Liquidity Support (ERF)	—	0%	—	0%
Other	307.5	2%	307.5	2%
Multisector	2,181.5	11%	2,238.0	12%

Total Undrawn Commitment	19,972.2	100%	18,595.6	100%

Outstanding Amounts(4)
Energy	5,189.0	17%	4,519.1	15%
Digital Infrastructure and Technology	162.1	1%	166.4	1%
Transport	5,144.3	16%	4,321.0	15%
Urban	1,541.9	5%	1,534.9	5%
Water	1,900.2	6%	1,793.4	6%
Health	84.0	0%	42.7	0%
Education Infrastructure	274.5	1%	261.7	1%
Economic Resilience/PBF(3) (CRF)	10,509.6	34%	10,943.4	37%
Public Health (CRF)	3,170.3	10%	3,219.0	11%
Finance/Liquidity (CRF)	594.4	2%	671.3	2%
Rural Infrastructure and Agricultural Development	77.9	0%	70.1	0%
Other Productive Sectors	—	0%	—	0%
Policy-Based Financing (ERF)	249.6	1%	—	0%
Critical Imports and Expenditures Financing (ERF)	—	0%	—	0%
Liquidity Support (ERF)	—	0%	—	0%
Other	797.8	3%	811.4	3%
Multisector	1,522.1	5%	1,393.8	5%

Total Outstanding	31,217.8	100%	29,748.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	PBF refers to policy-based extension financing made under the CRF.
(4)	Outstanding amounts represent the gross carrying amount of the loans. As of June 30, 2026 and December 31, 2025, AIIB had no amounts outstanding under the guarantees.

Loan and Guarantee Maturity

As of June 30, 2026, based on the final repayment date of the loans and the expiry date of guarantees, US$3,226.4 million of AIIB’s undrawn loan and guarantee commitment amounts and outstanding loan amounts are scheduled to mature through 2030, US$22,587.0 million is scheduled to mature in 2031-2041 and US$25,376.6 million is scheduled to mature from 2042 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting undrawn loan and guarantee commitment amounts and outstanding loan amounts) to AIIB’s ten largest obligors, determined based on undrawn commitment and outstanding amounts for both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees, as of June 30, 2026:

Obligor	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	9,259.0	18%
Republic of Türkiye	5,752.8	11%
Republic of Indonesia	5,164.2	10%
People’s Republic of Bangladesh	4,212.9	8%
Republic of the Philippines	3,816.7	7%
Republic of Uzbekistan	3,066.7	6%
People’s Republic of China	3,040.2	6%
Islamic Republic of Pakistan	3,034.6	6%
Republic of Kazakhstan	1,856.0	4%
Arab Republic of Egypt	1,403.0	3%

Income Statement

Interest Income

Interest income consists of (i) interest earned on loan investments, which includes the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on debt securities; (iii) interest earned on cash, cash equivalents and deposits (primarily, term deposits); and (iv) interest earned from reverse repurchase agreements.

Six Months Ended June 30, 2026 and 2025. AIIB’s total interest income increased to US$1,091.3 million for the six months ended June 30, 2026 from US$1,051.9 million for the six months ended June 30, 2025, mainly as a result of an increase in interest income from cash, cash equivalents and deposits and a partially offsetting decrease in interest income from loan investments. Interest income from cash, cash equivalents and deposits increased to US$146.8 million for the six months ended June 30, 2026 from US$100.4 million for the six months ended June 30, 2025, mainly as a result of a higher average cash, cash equivalents and deposits balance during the six months ended June 30, 2026, as compared to the average cash, cash equivalents and deposits balance during the six months ended June 30, 2025. Interest income from loan investments decreased to US$712.5 million for the six months ended June 30, 2026 from US$720.7 million for the six months ended June 30, 2025, mainly as a result of a lower interest-rate environment and volatility in benchmark interest rates across key currencies, in particular the U.S. dollar and the euro.

For the six months ended June 30, 2026, 65% of AIIB’s total interest income was from loan investments, 21% was from debt securities, 13% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements. For the six months ended June 30, 2025, 69% of AIIB’s total interest income was from loan investments, 22% was from debt securities, 10% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Six Months Ended June 30, 2026 and 2025. AIIB’s interest expense increased to US$774.6 million for the six months ended June 30, 2026 from US$630.4 million for the six months ended June 30, 2025, mainly as a result of an increase in outstanding bond issuances. The table below sets forth the aggregate amounts of AIIB’s outstanding borrowings as of June 30, 2026 and June 30, 2025:

	As of June 30, 2026(1)(2)		As of June 30, 2025(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,050.0	1,410.6	2,050.0	1,340.3
Brazilian real	1,000.0	193.3	—	—
Chinese yuan	23,138.0	3,409.0	20,063.0	2,800.6
Colombian pesos	1,575,000.0	456.8	—	—
Euro	4,530.0	5,161.0	3,650.0	4,280.7
Georgian lari	40.0	15.1	266.6	98.0
Hong Kong dollars	13,030.0	1,661.6	8,630.0	1,099.4
Hungarian forint	—	—	2,800.0	8.2
Indian rupee	107,600.0	1,136.3	103,820.0	1,212.6

	As of June 30, 2026(1)(2)		As of June 30, 2025(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Indonesian rupiah	—	—	267,000.0	16.0
Mexican pesos	20,000.0	1,145.2	20,151.8	1,069.7
Philippine pesos	3,800.0	61.9	3,800.0	67.5
Polish złoty	100.0	26.5	100.0	27.7
Pound sterling	2,250.0	2,976.8	3,800.0	5,206.0
Russian rubles	—	—	6,444.1	82.1
South African rand	500.0	30.5	500.0	28.1
Swiss franc	410.0	506.5	300.0	376.1
Thai baht	—	—	350.0	10.8
Turkish lira	13,700.0	293.6	5,650.0	142.0
U.S. dollars	22,145.0	22,145.0	19,045.0	19,045.0
Vietnamese dong	700,000.0	28.0	700,000.0	28.0

Total		40,657.5		36,938.6

Notes:

(1)

The figures set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s Euro-Commercial Paper Programme. Pursuant to this programme, from but excluding June 30, 2025 to and including June 30, 2026, AIIB issued an aggregate notional amount of US$9,483.4 million of zero coupon notes and redeemed an aggregate notional amount of US$10,953.2 million equivalent of zero coupon notes, resulting in a net decrease of US$1,469.8 million equivalent of borrowings pursuant to AIIB’s Euro-Commercial Paper Programme.

(2)

The figures included in this table are presented as notional amounts and therefore do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of June 30, 2026, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of June 30, 2026 and Note C12 thereto, which are included in the Interim Financial Statements. For the amounts of AIIB’s borrowings as of June 30, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of June 30, 2025 and Note C12 thereto, which are included in AIIB’s unaudited interim condensed financial statements as of and for the six months ended June 30, 2025, included in Exhibit 10 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2024.

Net Interest Income

Net interest income is interest income less interest expense.

Six Months Ended June 30, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$316.7 million for the six months ended June 30, 2026 from US$421.4 million for the six months ended June 30, 2025.

Net Fee and Commission Income

Net fee and commission income mainly consists of (i) investment operations fee income, which consists primarily of loan and guarantee fees charged to borrowers, and (ii) administration fees due to AIIB, including fees paid to AIIB for services as administrator of the Multilateral Cooperation Center for Development Finance and as implementing partner, technical partner or similar for other multilateral partnership facilities, less (iii) co-financing service fees paid in respect of co-financing arrangements.

Six Months Ended June 30, 2026 and 2025. AIIB’s net fee and commission income increased to US$28.0 million for the six months ended June 30, 2026 from US$21.2 million for the six months ended June 30, 2025, mainly as a result of an increase in investment operations fee income resulting from higher loan and guarantee volumes. Investment operations fee income increased to US$27.7 million for the six months ended June 30, 2026 from US$22.0 million for the six months ended June 30, 2025.

Net Gain on Financial Instruments Measured at Fair Value and Foreign Exchange

Net gain on financial instruments measured at fair value and foreign exchange consists of (i) net gain or loss on financial instruments measured at fair value through profit or loss and (ii) net foreign exchange gain or loss. Several of the Bank’s financial assets and liabilities are measured at fair value, and movements in market variables, including interest rates, credit spreads and foreign exchange rates, may result in volatility in this line item from period to period.

Net gain or loss on financial instruments measured at fair value through profit or loss reflects the change in fair value of (i) AIIB’s investments in debt securities managed in the Bank’s treasury investment portfolio, including bond investments, commercial paper and certificates of deposit, that are measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iii) AIIB’s investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; (iv) a fixed-income portfolio managed by an external asset manager the primary objective of which is to develop climate bond markets in Asia, and other debt securities for infrastructure and development purposes, which are managed in the Bank’s investment operations portfolio; (v) AIIB’s investments in money market funds; (vi) AIIB’s own borrowings; and (vii) derivatives associated with each of AIIB’s borrowings, investment operations and treasury investments.

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss.

Six Months Ended June 30, 2026 and 2025. AIIB’s net gain on financial instruments measured at fair value and foreign exchange increased to US$260.4 million for the six months ended June 30, 2026 from US$124.3 million for the six months ended June 30, 2025, as a result of (i) a net gain on financial instruments measured at fair value through profit or loss of US$426.2 million for the six months ended June 30, 2026 compared to a net loss on financial instruments measured at fair value through profit or loss of US$576.6 million for the six months ended June 30, 2025 and (ii) a net foreign exchange loss of US$165.9 million for the six months ended June 30, 2026 compared to a net foreign exchange gain of US$700.9 million for the six months ended June 30, 2025.

The net gain on financial instruments measured at fair value through profit or loss for the six months ended June 30, 2026 was mainly due to net gains on (i) derivatives AIIB has entered into to hedge its investment operations and treasury investment portfolio; (ii) debt securities managed in the Bank’s treasury investment portfolio, including bond investments and certificates of deposit; (iii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iv) AIIB’s investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; and (v) AIIB’s investments in money market funds. These gains were offset in part by fair value losses on AIIB’s borrowings, determined on a net basis including fair value gains on those borrowings and fair value losses on the derivatives entered into to hedge those borrowings.

The net loss on financial instruments measured at fair value through profit or loss for the six months ended June 30, 2025 was mainly due to net losses on the derivatives AIIB has entered into to hedge its investment operations and treasury investment portfolios, as well as fair value losses on AIIB’s own borrowings, determined on a net basis including fair value losses on those borrowings and fair value gains on the derivatives entered into to hedge those borrowings. These losses were partially offset by net gains on AIIB’s investments in (i) debt securities managed in the Bank’s treasury investment portfolio, which include bond investments of high credit quality and high credit quality certificates of deposit and commercial paper, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio, (iii) investments with equity participation managed in the Bank’s investment operations portfolio and (iv) money market funds.

The net foreign exchange loss for the six months ended June 30, 2026 was mainly due to foreign exchange losses on the Bank’s portfolio of local currency-denominated loans due to the depreciation of the euro, Japanese yen, Indian rupee, Swiss franc, Thai baht and Turkish lira against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of local currency-denominated loans. The net foreign exchange gain for the six months ended June 30, 2025 was mainly due to foreign exchange gains on the Bank’s portfolio of local currency-denominated loans mainly due to the depreciation of the U.S. dollar against the euro, Russian ruble (“RUB”) and Japanese yen.

The Bank uses derivatives to hedge foreign currency exposures arising mainly from its borrowing and lending activities; therefore, foreign exchange gains or losses may be partially offset by losses or gains on related derivatives.

Net Gain or Loss on Financial Instruments Measured at Amortized Cost

Net gain or loss on financial instruments measured at amortized cost reflects the change in amortized cost of (i) the Bank’s treasury investments measured at amortized cost, which include investments in a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, as well as (ii) investments in the Bank’s investment operations portfolio that are measured at amortized cost, which include investments in a fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds and other investments in debt securities through private placements.

Six Months Ended June 30, 2026 and 2025. AIIB had a net gain on financial instruments measured at amortized cost of less than US$0.1 million for the six months ended June 30, 2026 and a net loss of US$4.7 million for the six months ended June 30, 2025. The net gain for the six months ended June 30, 2026 mainly resulted from derecognition of certain debt securities in the investment operations portfolio that were measured at amortized cost. The net loss for the six months ended June 30, 2025 mainly resulted from the disposal of certain bonds in the fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Six Months Ended June 30, 2026 and 2025. AIIB recognized an impairment provision of US$9.6 million for the six months ended June 30, 2026, compared to an impairment provision of US$17.6 million that was recognized for the six months ended June 30, 2025. The impairment provision recognized for the six months ended June 30, 2026 was mainly due to an increase in ECL allowance for the loan portfolio due to heightened credit risks from evolving geopolitical uncertainties and deterioration in credit quality of certain non-sovereign-backed loans, which was partly offset by a reduction in ECL allowance with respect to non-sovereign-backed loans, mainly due to continued repayments and realization of previously recognized credit losses that related to a debt security that was disposed in June 2026. The impairment provision recognized for the six months ended June 30, 2025 was mainly due to an increase in the ECL allowance with respect to certain non-sovereign-backed loans, partially offset by a lower ECL allowance with respect to certain sovereign-backed loans, due to rating improvements of certain sovereign obligors, and AIIB’s sale in February 2025 of a credit-impaired bond.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) travel expenses; (v) issuance cost for borrowings; (vi) facilities and administration expenses; and (vii) other expenses.

Six Months Ended June 30, 2026 and 2025. AIIB’s general and administrative expenses increased to US$157.3 million for the six months ended June 30, 2026 from US$141.8 million for the six months ended June 30, 2025, mainly due to increases in staff costs, IT services, professional service expenses and travel expenses. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$92.1 million for the six months ended June 30, 2026 from US$78.9 million for the six months ended June 30, 2025, IT services increased to US$12.8 million for the six months ended June 30, 2026 from US$11.5 million for the six months ended June 30, 2025, professional services expenses increased to US$21.5 million for the six months ended June 30, 2026 from US$20.4 million for the six months ended June 30, 2025, and travel expenses increased to US$9.0 million for the six months ended June 30, 2026 from US$8.0 million for the six months ended June 30, 2025.

Operating Profit

Six Months Ended June 30, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$438.1 million for the six months ended June 30, 2026 from US$402.8 million for the six months ended June 30, 2025.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Six Months Ended June 30, 2026 and 2025. AIIB’s accretion of paid-in capital receivables increased to US$0.2 million for the six months ended June 30, 2026 from US$0.1 million for the six months ended June 30, 2025.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Six Months Ended June 30, 2026 and 2025. AIIB experienced an unrealized gain on borrowings arising from changes in AIIB’s own credit risk of US$31.9 million for the six months ended June 30, 2026, compared to an unrealized gain of US$39.4 million for the six months ended June 30, 2025. The unrealized gain on borrowings for the six months ended June 30, 2026 was mainly attributable to reversals relating to the maturity of U.S. dollar and Pound sterling benchmark bonds, partially offset by changes in the Bank’s credit spreads relative to reference rates and the unrealized gain on borrowings for the six months ended June 30, 2025 was mainly the result of widening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the euro and U.S. dollar discount curve.

Total Comprehensive Income

Six Months Ended June 30, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$470.2 million for the six months ended June 30, 2026 from US$442.3 million for the six months ended June 30, 2025.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss managed in the Bank’s treasury investment and investment operations portfolios; (iii) debt securities at amortized cost managed in the Bank’s treasury investment and investment operations portfolios; (iv) term deposits with initial maturities of more than three months; (v) cash and cash equivalents; (vi) derivative assets; (vii) other assets, including cash collateral receivable and receivable for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date); and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) debt securities of high credit quality, such as bonds, certificates of deposit and commercial paper, which are mostly actively managed in the Bank’s treasury investment portfolio; (ii) investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iii) investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; and (iv) a fixed-income portfolio managed in the Bank’s investment operations portfolio by an external asset manager the primary objective of which is to develop climate bond markets in Asia and other debt securities for infrastructure and development purposes in the Bank’s investment operations portfolio. Debt securities at amortized cost consist of (i) the Bank’s treasury investments measured at amortized cost, which include investments in a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, as well as (ii) debt securities in the Bank’s investment operations portfolio that are measured at amortized cost, which include investments in a fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds and other investments in debt securities through private placements. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) money market funds; and (iii) demand deposits. Cash collateral receivable reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of June 30, 2026 and December 31, 2025. As of June 30, 2026, AIIB’s total assets were US$69,225.0 million, compared to total assets of US$64,660.0 million as of December 31, 2025. This increase resulted mainly from (i) an increase of US$2,590.7 million in investments measured at fair value through profit or loss, including an increase of US$2,348.5 million in investments at fair value through profit or loss managed in the Bank’s treasury investment portfolio and an increase of US$242.2 million in investments at fair value through profit or loss managed in the Bank’s investment operations portfolio; (ii) an increase of US$1,601.8 million in term deposits with initial maturities of more than three months; (iii) an increase of US$1,463.0 million in loan investments at amortized cost; and (iv) an increase of US$628.5 million in debt securities at amortized cost managed in the Bank’s treasury investment portfolio. The increase was partially offset by (i) a decrease of US$1,015.6 million in cash and cash equivalents; (ii) a decrease of US$303.7 million in derivative assets; (iii) a decrease of US$299.3 million in other assets, mainly resulting from decreases in receivable for unsettled trades and reverse repurchase agreements partially offset by an increase in cash collateral receivable; and (iv) a decrease of US$93.1 million in debt securities at amortized cost managed in the Bank’s investment operations portfolio.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) other liabilities, such as cash collateral payable, repurchase agreements, payable for unsettled trades, deferred interest, accrued expenses, staff cost payable, financial guarantee liabilities, ECL provision for commitment of loan and debt securities and others; and (iii) derivative liabilities.

As of June 30, 2026 and December 31, 2025. As of June 30, 2026, AIIB’s total liabilities were US$45,176.5 million, compared to total liabilities of US$41,081.8 million as of December 31, 2025. This increase resulted primarily from an increase of US$4,344.6 million in borrowings (see “–Income Statement–Interest Expense”), offset in part by a decrease of US$253.7 million in other liabilities. The decrease in other liabilities was mainly due to decreases in payable for unsettled trades, cash collateral payable, bank overdrafts and accrued expenses and a partially offsetting increase in repurchase agreements.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

As of June 30, 2026 and December 31, 2025. As of June 30, 2026, AIIB’s total members’ equity was US$24,048.5 million, compared to total members’ equity of US$23,578.2 million as of December 31, 2025. This increase mainly resulted from an increase of US$438.1 million in retained earnings, and a decrease of US$31.9 million in reserves for unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk.

Asset Quality

As of June 30, 2026, no AIIB assets were categorized as overdue or written off, except for US$204.2 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

Energy, Food Security and Economic Resilience Facility

AIIB understands that some of its members and clients may be experiencing significant economic impacts due to energy, food and raw material supply disruptions and price volatility triggered by the current conflict in the Middle East. The effects of these economic impacts may be heightened due to elevated public debt levels and rising inflation pressures. To support AIIB members and clients in addressing these economic impacts, AIIB launched the ERF in May 2026. The ERF has a total facility size of US$10 billion and will have a tenure of 24 months. ERF financing may be provided in the form of fast-disbursing budgetary support, financing of critical expenditures and imports, and liquidity support to AIIB members and clients affected by the conflict in the Middle East.

AIIB expects to coordinate with other multilateral development banks, the International Monetary Fund and other development partners where applicable to provide financing support under the ERF. ERF financings may also be provided by AIIB independently.

As of July 31, 2026, approved financings under the ERF totaled US$1,680.0 million, of which US$600.0 million was outstanding.

AIIB Response to the War in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. As of July 31, 2026, AIIB’s exposure to Russia and to the RUB, including through its financing activities, borrowings and governance and administration, was limited, consisting of the following:

•	Financing activities. The Bank had no loans outstanding to borrowers in Russia, and no exposure to Russia through its investments in funds.

•	Borrowings. AIIB had no outstanding bonds denominated in RUB.

•

Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors was a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual was not a subject of sanctions imposed by any jurisdiction.

As of July 31, 2026, AIIB did not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.